UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	SEC FILE NUMBER
0-55502
FORM 12b-25	814-01137

NOTIFICATION OF LATE FILING	CUSIP NUMBER

☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For period ended:  December 31, 2018

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein .

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

StHealth Capital Investment Corporation

Full Name of Registrant

First Capital Investment Corporation; Freedom Capital Corporation

Former Name if Applicable

300 Park Avenue, 14th Floor

Address of Principal Executive Office (Street and Number)

New York, NY 10022

City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

As previously reported in its Current Report on Form 8-K, on March 14, 2018, there was a change in control in StHealth Capital Advisors, LLC (f/k/a “FCIC Advisors LLC”) (the “Advisor”), which is the sole advisor to StHealth Capital Investment Corporation (f/k/a “First Capital Investment Corporation”) (the “Company”) by virtue of that certain Investment Advisory and Administrative Services Agreement, dated August 7th, 2018, between the Company and Advisor (the “Advisory Agreement”).

In the past quarter, additional changes to the Board of Directors (the “Board”) and management of the Company as well as significant operational events were announced following the initial post-acquisition changes to the management and Board of the Company. On June 29, 2018, the Board appointed Derek Taller as Chairman of the Board of the Company, and accepted the resignation of Mr. Taller as Chief Compliance Officer (CCO) thereof. On the same date, the Board appointed Anthony V. Raftopol as CCO of the Company. Mr. Taller and Jeff Davi were also appointed as members, and Frank Grant was appointed as Chairman of the Audit Committee of the Company. Messrs. Davi and Grant were already members of the Board. On August 7, 2018, the Company held its 2018 Annual Meeting of Stockholders. At the meeting, the Company’s stockholders voted on the following three proposals: (i) election of directors on the Board; (ii) approval of the Company’s Advisory Agreement; and (iii) ratification of the appointment of MaloneBailey LLP as the Company’s independent public registered accounting firm for the fiscal year ending December 31, 2018.

 As a result of the timing of the above-mentioned events, changes in the Company’s Board and management, as well as MaloneBailey’s on-going work, the Company could not complete the filing of its Annual Reports on Form 10-K for the years ended December 31, 2017 and December 31, 2018, prior to the due date of the Annual Reports on Form 10-K. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company will file its Annual Reports on Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Derek Taller	(646)	653-7035
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐  No  ☑

The Company has not yet filed the Form 10-Q, Quarterly reports for the preceding 12 months, or its Form 10-K, Annual Report for the year ending December 31, 2018, pursuant to section 13 and 15(d) of the Securities Exchange Act of 1934, but is diligently preparing such reports with its new management and team of advisors to file such reports on an expedited basis.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☐ No  ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

StHealth Capital Investment Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2019	By:	/s/ Derek Taller
President and Chief Executive Officer